08033090

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COVENTRY CAPITAL, INC.

OFFICIAL USE ONLY
014890
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1635 W. FIRST ST., STE. 104
(No. and Street)

GRANITE CITY (City) IL (State) 62040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN F. SPENGEMANN 312-642-6408
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DAVIS KELLER & WIGGINS, LLC
(Name – *if individual, state last, first, middle name*)

PROCESSED
DEC 19 2008
THOMSON REUTERS

2025 CRAIGSHIRE, #130 ST. LOUIS, MO 63146
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 25 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL	
OMB Number:	3235-0123
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

Mail Processing Section
NOV 25 2008
Washington, DC
111

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: COVENTRY CAPITAL, INC. [13]

SEC FILE NO.: 8-29988 [14]

FIRM I.D. NO.: 014890 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)
1635 W. FIRST ST., #104 [20]
(No. and Street)

GRANITE CITY [21] IL [22] 62040 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/07 [24]
AND ENDING (MM/DD/YY): 09/30/08 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: BRIAN F. SPENGEMANN [30]
(Area Code) — Telephone No.: 312-642-6408 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 17 day of NOVEMBER 2008
Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN F. SPENGEMANN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COVENTRY CAPITAL, INC., as of SEPTEMBER 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID E. JEANTY
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: Aug. 13, 2012
Commission # 08535085

Signature

PRESIDENT
Title

November 17th, 2008

Notary Public

This report ** contains (check ~~all applicable~~ boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d). Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

DAVIS KELLER & WIGGINS, LLC [70]

ADDRESS

2025 CRAIGSHIRE, #130 [71]	ST. LOUIS [72]	MO [73]	63146 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **N 3** [100]

COVENTRY CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 09/30/08 [99]

SEC FILE NO 8-29988 [98]

Consolidated [ ] [198]

Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 66	200			$ 66	750
2. Receivables from brokers or dealers:						
A. Clearance account	12908	295			12908	
B. Other		300	$	550		810
3. Receivable from non-customers	10705	355	89500	600	100205	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ______ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ______ [150]						
B. Other securities $ ______ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ______ [170]						
B. Other securities $ ______ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ______ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 23679	540	$ 89500	740	$ 113179	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC. as of 9/30/08

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▾13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other ▾10	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	6254 [1205]	[1385]	6254 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▾12	[1390] ▾14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▾9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 6254 [1230]	$ [1450]	$ 6254 [1760]

Ownership Equity		Total
21. Sole Proprietorship		▾15 $ [1770]
22. Partnership (limited partners)	▾11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		95000 [1792]
C. Additional paid-in capital		36700 [1793]
D. Retained earnings		(24775) [1794]
E. Total		106925 [1795]
F. Less capital stock in treasury		▾16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 106925 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 113179 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC. as of 9/30/08

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 106925	3480
2.	Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3.	Total ownership equity qualified for Net Capital				3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 106925	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 89500	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(89500)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			[20] $ 17425	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	[18]	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	710	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(710)	3740
10.	Net Capital			$ 16715	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC. as of 9/30/08

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required ($6\frac{2}{3}$% of line 19)	$	417	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5000	3760
14. Excess net capital (line 10 less 13)	$	11715	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) [22]	$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	6254	3790
17. Add:						
A. Drafts for immediate credit [21]	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	6254	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	37.4	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) [23]	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC.

For the period (MMDDYY) from 100107 [3932] to 093008 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	132968	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		31453	3975
8. Other revenue		4098	3995
9. Total revenue	$	168519	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			82380	4120
11. Other employee compensation and benefits				4115
12. Commissions paid to other broker-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements	4070			
14. Regulatory fees and expenses			1850	4195
15. Other expenses			96560	4100
16. Total expenses		$	180790	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$	(12271)	4210
18. Provision for Federal income taxes (for parent only)			98	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of	4338			
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of	4239			
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items		$	(12369)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	(9)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC.

For the period (MMDDYY) from 100107 to 093008

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		$ 118797	4240
	A. Net income (loss)		(12369)	4250
	B. Additions (Includes non-conforming capital of	29 $ 497 [4262])		4260
	C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2.	Balance, end of period (From item 1800)		$ 106925	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	30 $ 0	4300
	A. Increases		4310
	B. Decreases	0	4320
4.	Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC. as of 09/30/08

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
   B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name of clearing firm 30 RBC DAIN [4335] [4570]
   D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

COVENTRY CAPITAL, INC.
RECONCILIATION OF THE AUDITED
COMPUTATION OF NET CAPITAL AND BROKER/DEALER'S
CORRESPONDING UNAUDITED PART IIA

	UNAUDITED PART II 30-Sep-08						AUDIT		REPORT	AUDITED PART II 30-Sep-08				
	DEBIT	CREDIT	NON-ALLW ASSETS	LIAB	A.I.		JOURNAL DEBIT		ENTRIES CREDIT	DEBIT	CREDIT	NON-ALLW ASSETS	LIAB	A.I.
CASH-CHECKING	41									41				
CLEARING-CEF						(1)	26			26				
CLEARING ACCT	12,900					(5)	7			12,907				
SAFEKEEPING ACCT														
INTEREST RECEIVABLE														
A/R TRANSACTIONS	10,705									10,705				
DUE FROM OFFICER	86,370		86,370			(2)	3,130			89,500		89,500		
DEPOSIT-RENT														
OFFICE EQUIPMENT	59,089									59,089				
A/D OFFICE EQUIPMENT		59,089									59,089			
CSV-LIFE INSURANCE														
ACCOUNTS PAYABLE		1,500						(11)	4,200		5,700		5,700	5,700
DEFERRED INCOME TAXES		183		183	183			(3)	371		554		554	554
PAYROLL TAXES														
INCOME TAX PAYABLE								(8)	0		0			
CAPITAL STOCK		95,000									95,000			
PAID IN CAPITAL		36,700									36,700			
TREASURY STOCK														
UNREALIZED GAIN OF SECURITY		2,498						(7)	20		2,518			
RETAINED EARNINGS	25,865					(10)	1,428			27,293				
	194,970	194,970	86,370	183	183		4,591		4,591	199,561	199,561	89,500	6,254	6,254

(1) RECORD CASH IN CLEARING ACCOUNT
(2) RECORD CHANGES TO OFFICER LOAN ACCT.
(3) ADJUST DEFERRED TAXES
(4) ADJUST ACCUM. DEPRN. FOR YEAR
(5) ADJUST TO FMV
(6) EXPENSE RECLASSIFICATION
(7) ADJUST UNREALIZED LOSS ON SECURITY
(8) RECORD INCOME TAX LIABILITY FOR Y/E
(9) ADJUST P/R TAXES FOR Y/E
(10) RECORD NET EFFECT ON R/E FOR AJE'S
(11) RECORD ADDITIONAL PAYABLE

DAVIS
KELLER
& WIGGINS
CERTIFIED PUBLIC ACCOUNTANTS LLC & CONSULTANTS

Board of Directors
Coventry Capital, Inc.
Granite City, Illinois

In planning and performing our audit of the financial statements of Coventry Capital, Inc. for the year ended September 30, 2008, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. However, we noted certain matters involving the internal control and its operations that we consider reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgment, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Due to the fact that one person functions as accountant, manager, and owner, it is impossible or impracticable to implement significant internal controls within the organization.

This report is intended for the information and use by the board of directors and the Securities and Exchange Commission.

Davis Keller & Wiggins LLC

St. Louis, Missouri
October 28, 2008

2025 CRAIGSHIRE ■ SUITE 130 ■ ST. LOUIS, MO 63146 ■ (314) 514-0800 ■ FAX (314) 514-0999 ■ (800) 875-4285

COVENTRY CAPITAL, INC.

FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2008 AND 2007

CONTENTS

DAVIS
KELLER
& WIGGINS
CERTIFIED PUBLIC ACCOUNTANTS LLC & CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Coventry Capital, Inc.
Granite City, Illinois

We have audited the accompanying statements of financial condition of Coventry Capital, Inc., a Delaware corporation, as of September 30, 2008 and 2007, and the related statements of loss and comprehensive income (loss), changes in stockholder's equity, changes in subordinated liabilities and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coventry Capital, Inc. as of September 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Davis, Keller + Wiggins, LLC

Certified Public Accountants
October 28, 2008

2025 CRAIGSHIRE ■ SUITE 130 ■ ST. LOUIS, MO 63146 ■ (314) 514-0800 ■ FAX (314) 514-0999 ■ (800) 875-4285

COVENTRY CAPITAL, INC.
STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2008 AND 2007

	2008	2007
ASSETS		
Cash	$ 66	$ 2,333
Clearing deposit - marketable security	12,908	12,411
Commissions receivable	10,705	9,669
Advances to related party	89,500	99,167
Total Assets	$ 113,179	$ 123,580
LIABILITIES		
Accounts payable	$ 5,700	$ 3,900
Deferred income taxes	554	456
Income tax payable	-	427
Total liabilities	6,254	4,783
STOCKHOLDER'S EQUITY		
Common stock, authorized 2,000 shares, no par value, issued 107.5 shares, outstanding 97.5 shares	95,000	95,000
Contributed capital	36,700	36,700
Retained deficit	(27,293)	(14,924)
Accumulated other comprehensive income	2,518	2,021
Total stockholder's equity	106,925	118,797
Total Liabilities And Stockholder's Equity	$ 113,179	$ 123,580

See Accountant's Audit Report

The Notes to Financial Statements are an integral part of these statements.

COVENTRY CAPITAL, INC.

STATEMENTS OF LOSS AND COMPREHENSIVE INCOME (LOSS)

YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
REVENUES		
Fee and commissions	$ 164,421	$ 167,265
OPERATING EXPENSES		
Advertising	-	573
Auto expense	1,284	3,641
Delivery expense	1,209	724
Donations	-	300
Dues	605	4,721
Compensation	-	5,721
Director fees	82,380	75,803
Entertainment and meals	8,951	12,309
Employee benefits	18,906	22,231
Insurance	1,028	1,396
Office and other services	47,724	22,925
Outside services	-	1,843
Professional services	4,200	6,339
Regulatory fees	1,850	2,572
Rent	3,053	3,603
Taxes & licenses	411	991
Telephone	8,353	8,248
Travel	836	2,896
Total Operating Expenses	180,790	176,836
OPERATING LOSS	(16,369)	(9,571)
OTHER INCOME		
Interest income	4,098	4,908
NET LOSS BEFORE INCOME TAXES	(12,271)	(4,663)
INCOME TAX EXPENSE , NET		
Current	-	427
Deferred	98	-
Total Income Tax Expense, Net	98	427
NET LOSS	(12,369)	(5,090)
OTHER COMPREHENSIVE INCOME (LOSS) - UNREALIZED NET NET GAIN (LOSS) ON MARKETABLE SECURITIES	497	(150)
COMPREHENSIVE LOSS	$ (11,872)	$ (5,240)

See Accountant's Audit Report

The Notes to Financial Statements are an integral part of these statements.

COVENTRY CAPITAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
COMMON STOCK		
Authorized - 2,000 shares, no par value, issued 107.5 shares, outstanding 97.5 shares	$ 95,000	$ 95,000
CONTRIBUTED CAPITAL	36,700	36,700
RETAINED DEFICIT		
Beginning balance	(14,924)	(9,834)
Net loss	(12,369)	(5,090)
Ending balance	(27,293)	(14,924)
ACCUMULATED OTHER COMPREHENSIVE INCOME		
Unrealized gain on available for sale security, net of tax effect	2,518	2,021
TOTAL STOCKHOLDER'S EQUITY	$ 106,925	$ 118,797

See Accountant's Audit Report

The Notes to Financial Statements are an integral part of these statements.

COVENTRY CAPITAL, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
OPERATING ACTIVITIES		
Net loss	$ (12,369)	$ (5,090)
Adjustments to reconcile net cash provided by operating activities:		
Depreciation and amortization	-	-
Deferred income taxes	98	-
Income tax payable	(427)	(7,440)
Effects of changes in:		
Commissions receivable	(1,036)	(569)
Interest receivable	-	89
Accounts payable	1,800	107
Accrued payroll taxes	-	(85)
Net cash used by operating activities	(11,934)	(12,988)
FINANCING ACTIVITIES		
Increase in related-party advances	9,667	(20,739)
Increase in Contributed Capital	-	35,700
Net cash provided by financing activities	9,667	14,961
NET INCREASE (DECREASE) IN CASH	(2,267)	1,973
CASH AT BEGINNING OF YEAR	2,333	360
CASH AT END OF YEAR	$ 66	$ 2,333
SUPPLEMENTAL DISCLOSURES		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ 427	$ 7,867

See Accountant's Audit Report
The Notes to Financial Statements are an integral part of these statements.

COVENTRY CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Operations

The Company is an introducing broker-dealer that receives no securities. It is subject to regulation by the Securities and Exchange Commission ("SEC"). The Company provides stock and bond brokerage services (approximately 80 percent of 2008 and 2007 revenues) and investment advisory services (approximately 20 percent of 2008 and 2007 revenues). Brokerage commission income is recorded net of clearing house charges on a settlement date basis. Advisory fees are computed and billed in advance for the following period at a contractual percentage of the client's month-end portfolio fair market value. As the broker-dealer's primary source of revenue is providing brokerage services to customers, who are predominantly middle-income individuals, its operations may be affected by economic fluctuations.

Use of estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Equipment and software

Equipment is stated at cost and is depreciated principally using accelerated methods over a five-year estimated life. Office equipment and software with an original cost of $59,089 was fully depreciated prior to the year ended September 30, 2007.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $0 and $573 during the years ended September 30, 2008 and 2007, respectively.

Income taxes

The provision for income taxes is based on an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will, more likely than not, be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the change in the deferred tax assets and liabilities.

Marketable Securities

In accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (FAS 115), marketable securities considered available-for-sale are recorded at fair market value if they have a readily determinable fair value. The corresponding accumulated unrealized gain or loss in the fair market value in relation to cost is accounted for as a separate item in the stockholder's equity section of the statement of financial condition, net of tax effect. Management believes that its investments in marketable securities should be classified as investments that are available-for-sale. Realized gains and losses on the disposition of securities and declines in value judged to be other than temporary are computed on the specific identification method and included in income.

Comprehensive Income Reporting

The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income", which requires comprehensive income and its components to be reported when a Company has items of other comprehensive income (loss). During the years ended September 30, 2008 and 2007, the Company recognized other comprehensive income (loss) of $497 and $(150), respectively, which is included in the total of accumulated other comprehensive income in the statements of stockholder's equity. The comprehensive income amounts are attributed to the unrealized gain (loss) in the fair value of marketable securities (Note 3). Comprehensive income, consisting of net income plus other comprehensive income (loss), aggregated to $(11,872) and $(5,240) for the years ended September 30, 2008 and 2007, respectively.

2. ADVANCES TO RELATED PARTY

The Company has made advances to its' sole officer, which are due upon demand. The Company charged interest at approximately three percent for 2008 and five percent for 2007 on the average loan balances. Interest income for the years ended September 30, 2008 and 2007 was $2,579 and $4,195, respectively.

3. CLEARING DEPOSIT - MARKETABLE SECURITY

The Company is required to maintain a minimum deposit of $10,000 in the Clearing account. The Company currently owns the following marketable security that is valued at market. The resulting difference between cost and market is included in other accumulated comprehensive income in the statement of stockholder's equity, net of tax effect. The cost and market values of these securities at September 30, 2008 and 2007 are as follows:

	2008	
	Cost	Market
$10,000 U.S. Treasury Bond at 7-1/8 percent due February 2023	$ 10,390	$ 12,908

	2007	
	Cost	Market
$10,000 U.S. Treasury Bond at 7-1/8 percent due February 2023	$ 10,390	$ 12,411

4. RENT EXPENSE

The Company conducts its operations from facilities that are leased on a month-to-month basis.

5. INCOME TAX

The deferred tax liability as of September 30, 2008 and 2007 is as follows:

	2008	2007
Unrealized gain on marketable securities	(554)	(456)
Deferred Income Tax Liability	$ (554)	$ (456)

6. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

DAVIS
KELLER
& WIGGINS
CERTIFIED PUBLIC ACCOUNTANTS LLC & CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION

To the Board of Directors
Coventry Capital, Inc.
Granite City, Illinois

Our report on our audits of the basic financial statements of Coventry Capital, Inc. for the years ended September 30, 2008 and 2007 appears on page 1. These audits were done for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on the following schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied on the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis, Keller, & Wiggins, LLC
Certified Public Accountants

October 28, 2008

2025 CRAIGSHIRE ■ SUITE 130 ■ ST. LOUIS, MO 63146 ■ (314) 514-0800 ■ FAX (314) 514-0999 ■ (800) 875-4285

COVENTRY CAPITAL, INC.

SCHEDULES OF COMPUTATION OF NET CAPITAL

SEPTEMBER 30, 2008 AND 2007

	2008	2007
Assets	$ 113,179	$ 123,580
Liabilities	(6,254)	(4,783)
Stockholder's equity	106,925	118,797
Nonallowable assets	(89,500)	(99,167)
Tentative net capital	17,425	19,630
Haircuts	(710)	(683)
Net capital	16,715	18,947
Required capital	(5,000)	(5,000)
Excess net capital	$ 11,715	$ 13,947

See accountants' report on supplementary information.

DAVIS
KELLER
& WIGGINS
CERTIFIED PUBLIC ACCOUNTANTS LLC & CONSULTANTS

SUPPLEMENTAL REPORT ON MATERIAL INADEQUACIES

To the Board of Directors
Coventry Capital, Inc.
Granite City, Illinois

For the years ended September 30, 2008 and 2007, there were no material inadequacies in the records of Coventry Capital, Inc.

Davis, Keller + Wiggins LLC

Certified Public Accountants

October 28, 2008

2025 CRAIGSHIRE ■ SUITE 130 ■ ST. LOUIS, MO 63146 ■ (314) 514-0800 ■ FAX (314) 514-0999 ■ (800) 875-4285

COVENTRY CAPITAL, INC.
SCHEDULES OF CHANGES IN SUBORDINATED LIABILITIES
SEPTEMBER 30, 2008 AND 2007

	2008	2007
Subordinated liabilities at beginning and end of year	$ -	$ -

END

See accountants' report on supplementary information.